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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                         For the Month of September 2004
                      News Release dated September 21, 2004

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                         (Commission File. No 0-20390).

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                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)


        1630 Waterfront Centre, 200 Burrard Street, Vancouver, BC V6C 3L6
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             (Address of principal executive offices and zip code)


        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:          Form 20-F              40-F   X
                                                       ------            ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
          Yes:               No:    X
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[LOGO]


FOR IMMEDIATE RELEASE

                  ID BIOMEDICAL ANNOUNCES NIH GRANT TO DEVELOP
                        NASALLY DELIVERED PLAGUE VACCINE


BOTHELL, WASHINGTON - SEPTEMBER 21, 2004 - ID Biomedical announced today that it has been awarded up to US$8 million from the U.S. National Institutes of Health
(NIH) to develop a nasally delivered plague vaccine based upon the Company's proprietary, intranasal, Proteosome(TM) adjuvant/delivery technology. The primary aim of this work is to develop a sub-unit plague vaccine using a recombinant plague antigen, the FIV protein, formulated with the Proteosome technology. The NIH-funded program includes preclinical and early stage clinical trials in which the vaccine's safety and immunogenicity will be studied. The long-term objective is to advance a recombinant sub-unit nasal plague vaccine to licensure in the United States.

Potential advantages of an intranasally delivered Protesome-based plague vaccine include: ease of administration which would allow for rapid immunization of large civilian populations, the ability of the vaccine to very rapidly generate immune responses which are protective and the ability of the vaccine to generate a more robust immune response by stimulating a strong immune response on the surfaces of the nose, throat and lungs, the entry site of aerosolized biothreat agents, as well as in the bloodstream.

Commenting on the award, ID Biomedical's President Todd Patrick said, "This is an important contract because it adds to a wealth of assets that we have in biodefense. We have the strategic intent of exploiting these assets to maximize the value of our Company, without diverting attention from our other commercial activities. Further, this is of particular importance to leverage the work we have completed in the injectable plague vaccine development program we are pursuing with our partner, DynPort Vaccine Company. We expect to take advantage of the systems and expertise that have been developed in the injectable program and bring them to the development of a `second-generation' plague vaccine that can be delivered intranasally."


                                                                            ...2


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                                                                              2.

ABOUT PLAGUE

The Plague is an infectious disease caused by the bacterium YERSINIA PESTIS. There have been over 150 recorded plague epidemics or pandemics. It is recognized as a major potential bioterrorism threat if it is spread in the air (aerosolized) because when the bacterium is inhaled into the lungs it causes an aggressive pneumonia that is nearly always fatal. Human to human infection occurs when a person with plague pneumonia coughs and spreads the bacteria into the air, which is then inhaled by others. Diagnosis of plague pneumonia is difficult because early symptoms are similar to the flu.

There is currently no licensed plague vaccine in the United States. The development of plague vaccines is addressed in the NIH's National Institute of Allergy and Infectious Diseases' Strategic Plan for Biodefense Research. Plague vaccine development is one of six priority research areas intended to accelerate the creation of new products to combat bioterrorism.


ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. The Company employs nearly 450 employees. ID Biomedical is dedicated to becoming a worldwide premier vaccine company with significant marketed products and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market. It has received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies over 75% of influenza vaccine to the Canadian public market.

On September 9, 2004, ID Biomedical completed the transaction by which it acquired the Shire Biologics assets.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.
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                                                                            ...3


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                                                                              3.


The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


                                     - 30 -


For further information, please contact:

INVESTOR RELATIONS                  Dean Linden
                                    (604) 431-9314
                                    dlinden@idbimedical.com

MEDIA                               Michele Roy
                                    (450) 978-6238
                                    mroy@idbiomedical.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ID Biomedical Corporation




                                      By: /s/ Anthony F. Holler
                                         ---------------------------------------
                                      Anthony F. Holler, Chief Executive Officer


Date: September 21, 2004